Exhibit 99.2

Mineral Resource update delivers high-grade, shallow Shelf Zone, outside of critical habitat

Highlights:

•	Drill and geophysical data define a highly promising “Shelf Zone” within the South Basin.

o	Li-B mineralisation is notably shallower than elsewhere in the basin.
o	Lithium grades are significantly higher compared to the resource average.
o	Mineralised sedimentary layers are relatively flat lying with favourable geotechnical characteristics.
o	Lies completely outside of Critical Habitat.
o	Largely within the pit shell currently being permitted by the BLM.

•
Given the significance of this zone, the Resource estimate is being updated and will be further updated within the next three months as pending drill results are received and finalized.  Drilling was completed in January 2024 and results for 12 holes are pending.

•	For the first time, the April 2024 Resource is subdivided into three separate streams:

o	Stream 1 – high-boron lithium mineralisation (low clay content)
 153Mt Resource containing 1.33Mt LCE and 11.26Mt BAE.
o	Stream 2 – low-boron lithium mineralisation (low clay content)
 142Mt Resource containing 1.20Mt LCE and 1.16Mt BAE.
o	Stream 3 – low-boron lithium mineralisation (high clay content)
 56Mt Resource containing 0.72Mt LCE and 0.39Mt BAE.

•	Streams 1 and 2 are both suitable for vat leach processing based on extensive testwork – although only Stream 1 is included in the 2020 DFS mine plan and economic analysis.

•	Stream 3 is high in clay and is not amenable to Rhyolite Ridge vat leaching. This material will be stockpiled and is subject to a research partnership with Eco Pro.

•
The 2022-2023 drilling was solely focused on the southern and southeastern extension of the deposit and has added approximately 32Mt of Stream 1 and Stream 2 mineralisation, the majority of which is in Measured and Indicated resource categories.

•	71% increase in the overall Measured Resource (75Mt) compared to 2023 (44Mt).

•
Allows mining to commence outside of Critical Habitat and further underpins Ioneer’s commitment to minimise and manage mine related activity within Critical Habitat, consistent with the Mine Plan of Operation currently under NEPA review.

•	Updated mineral resource and ore reserve estimate to be completed over the next three months.

Tuesday 30 April 2024 – Ioneer Ltd (“Ioneer” or the “Company”) (ASX: INR, NASDAQ: IONR), is pleased to announce an updated Mineral Resource estimate for the South Basin at the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA.  The effective date for the updated Mineral Resource estimate is April 19, 2024.
Ioneer Ltd. (ASX: INR, NASDAQ: IONR)       Suite 16.01, 213 Miller Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: Ioneer.com    ABN: 76 098 564 606

Independent Mining Consultants, Inc (IMC) estimated the April 2024 Mineral Resource.  The previous Resource estimate was completed in March 2023, and an Ore Reserve estimate in April 2020, for the Rhyolite Ridge Definitive Feasibility Study (‘DFS’).

For the first time, the Mineral Resource is being reported as three separate streams:

•	Stream 1 – high-boron lithium mineralisation (low clay content) 153Mt Resource containing 1.33Mt LCE and 11.26Mt BAE.
•	Stream 2 – low-boron lithium mineralisation (low clay content) 142Mt Resource containing 1.20Mt LCE and 1.16Mt BAE.
•	Stream 3 – low-boron lithium mineralisation (high clay content) 56Mt Resource containing 0.72Mt LCE and 0.39Mt BAE.

Streams 1, 2 and 3 all contain high levels of lithium.  Stream 1 is differentiated by having high boron content (>5000ppm) and low clay content.  Stream 2 is differentiated by having low boron content (<5000ppm) and low clay content.  Stream 3 is differentiated by having low boron content and high clay content and is solely restricted to one stratigraphic unit within the deposit (M5 unit).

Streams 1 and 2 are both suitable for vat leach processing.  Only Stream 1 is included in the 2020 DFS mine plan and economic analysis.  Due to the high clay content of Stream 3, it cannot be processed through the same vat leach flowsheet and requires an alternative processing path.  This material is subject to a research partnership with Eco Pro.

The total Resource decreased slightly compared to 2023 due to 1) an adjustment in density assumptions based on new, superior density data and 2) the updated geological/structural model which captured a break in continuity of the units where faulting has uplifted a block in the central part of the basin.

The total number and spacing of drill holes has resulted in a material increase in the portion of the Resource classified as Measured and Indicated, the two highest confidence categories.  The Measured Resource for all three streams has increased from 44Mt to 75Mt, an increase of 71%.

The updated South Basin Mineral Resource Estimate comprises:
•	Total Mineral Resource of 351 Mt
•	Contained lithium carbonate equivalent (LCE) of 3.25 Mt
•	Contained boric acid equivalent (BAE) of 12.82 Mt
•	Measured & Indicated Resource for Streams 1 & 2 of 214 Mt
•	Cut-off grades unchanged at 5,000ppm B (Stream 1) and 1,090ppm Li (Streams 2 & 3)

p.2

							Contained
Stream	Classification	Tonnage Ktonnes	Li ppm	B ppm	Li2CO3 Wt. %	H3BO3 Wt. %	Li2CO3 (kt)	H3BO3 (kt)
1	Measured	43,178	1755	14657	0.93	8.38	403	3619
	Indicated	74,235	1599	12183	0.85	6.97	632	5171
	Inferred	35,608	1581	12144	0.84	6.94	300	2473
	Total S1	153,021	1639	12872	0.87	7.36	1335	11262
2	Measured	17,160	1509	1566	0.80	0.90	138	154
	Indicated	79,264	1500	1560	0.80	0.89	633	707
	Inferred	46,096	1737	1139	0.92	0.65	426	300
	Total S2	142,520	1578	1425	0.84	0.81	1197	1161
3	Measured	14,768	2454	1733	1.31	0.99	193	146
	Indicated	29,475	2420	1228	1.29	0.70	380	207
	Inferred	11,619	2388	605	1.27	0.35	148	40
	Total S3	55,862	2422	1232	1.29	0.70	720	394
ALL	Grand Total	351,403	1,739	6,379	0.93	3.65	3,251	12,817

Table 1. Summary of April 2024 Mineral Resource Estimate – Rhyolite Ridge South Basin

South Basin and The Shelf Zone

Rhyolite Ridge is a sediment-hosted lithium and boron deposit located in the Silver Peak Range of southwestern Nevada.  Sedimentary layers containing lithium and boron were deposited into a lake bed approximately six million years ago.  The lake formed within a closed structural basin measuring approximately 2 km by 6 km (South Basin).  Over time, the lake filled with sediments and was eventually drained of water.  The initially soft, sedimentary layers were turned into solid, competent rock over time.  Today, the sedimentary rocks are up to 300m in thickness, can be subdivided into 11 separate units and are almost entirely concealed beneath a 20 m thick layer of unconsolidated alluvium (gravel).

Reprocessing and 3D modelling of detailed ground gravity and magnetic data coupled with drill hole information has resulted in a major advancement in the understanding of the architecture of the South Basin.  In summary, at least four sub-basins have been identified within the South Basin.  The sub-basins are separated by faults, flexures and fold axis that have either uplifted or down-dropped the sedimentary layers that host lithium and boron mineralisation.  An uplifted block in the southeast portion of the South Basin that is herein referred to as “The Shelf Zone” was the primary focus of the most recent drilling.  The Shelf Zone represents a highly prospective area due to 1) the shallow depth of the mineralized units, 2) the sediments sub-crop beneath unconsolidated gravel, 3) lithium grades are consistently higher than the Resource average, 4) sediments are relatively flat lying and 4) the entire area lies outside of Tiehm’s buckwheat critical habitat.   The Shelf Zone measures approximately 1500 x 750 m and until recently, was largely undrilled.  See Figure 1 below.

Within the area of The Shelf Zone, mineralised units lie within 30 metres of the surface and are covered by unconsolidated gravel. The mineralised units dip to the east at shallow angles which is likely to prove favourable for geotechnical stability of pit walls.  Previously, these units were thought to dip to the west – toward the centre of the basin.  The uplifted block that separates The Shelf from the deeper mineralised units to the west is well defined by gravity and magnetic data and has been confirmed with multiple drill hole intersections. Refer to cross-sections included in Appendix A.
p.3

The Shelf
2831000
2832000
2833000
2834000
2835000
2836000
2837000
2838000
2839000
2840000
2841000
2842000
500 0 500 1000
US survey foot
5193 5596 5728 5823 6159
B5 Top
(ft)

Rhyolite Ridge Project

B5 - Top of Horizon Elevation on GRAV3D at 5700ft

with Interpretation and Drill Holes

Figure 1. Rhyolite Ridge South Basin showing contoured and coloured topography of the top of the B5 unit overlain on a coloured image of the 3D gravity model.  “The Shelf” represents a broad area where the B5 is shallow, relatively flat and dips gently toward the east.

p.4

N
The Shelf
ioneer
Rhyolite Ridge
Lithium-Boron Project
0 1,000 2,000 3,000
Feet
Buckwheat Avoidance Buffer
Critical Habitat Boundary
Basin Outline
Measured- B5
Indicated- B5
Inferred-B5
PH3 Collars
PH3_Collars_Excluded
PH2 Collars
PH1 Collars
Historical Collars

Figure 2. Rhyolite Ridge South Basin showing the areal extent of the B5 Resource coloured by resource category – Measured, Indicated and Inferred. The basin outline is shown as a black line.
p.5

 Updated Density Measurements

The density analyses performed by Ioneer’s geotechnical consultants present during both the 2018 and 2022-2023 drilling programs followed a strict repeatable process in sample collection and analysis utilizing the Archimedes-principle (water displacement) method for density determination, with values reported in dry basis.  This provided consistent representative data.  Previous resource calculations were limited to data from the 2010 density data set.  It was determined to exclude this data due to its small sample set and the inability to reproduce and validate data.  The 2018 and 2022-2023 data aligned well and proved to be representative across the resource.  This adjustment resulted in a reduction in the tonnage of the 2023 Resource Estimate which was approximately compensated for by the increased tonnage relating to the 2022-2023 drilling.  The result was a minor net reduction in the total Resource tonnage.

Further detailed information is provided in:

•	Appendix A - Mineral Resource Statement and Parameters
•	Appendix B – JORC Table 1

 This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.
--ENDS—

Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

 About Ioneer

Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron ore deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future.
In September 2021, Ioneer entered into an agreement with Sibanye-Stillwater where, following the satisfaction of conditions precedent, Sibanye-Stillwater will acquire a 50% interest in the Project, with Ioneer maintaining a 50% interest and retaining the operational management responsibility for the joint venture. In January 2023, Ioneer received a conditional commitment from the U.S. Department of Energy Loan Programs Office for up to $700 million of debt financing. Ioneer signed separate offtake agreements with Ford Motor Company and PPES (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.
p.6

Resource Estimate Advisors

Ioneer engaged the independent services of Independent Mining Consultants, Inc. (IMC) to compile and complete the updated South Basin Mineral Resource estimate, which has been verified and approved by their appointed Competent Person in compliance with JORC Code (2012).

Competent Persons Statement
The information in this report that relates to the April 2024 Mineral Resource estimate is based on information compiled by Herbert E. Welhener, a Competent Person who is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America). Mr. Welhener is a full-time employee of Independent Mining Consultants, Inc. and is independent of Ioneer and its affiliates. Mr. Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012). Mr. Welhener consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Important notice and disclaimer
Forward-looking statements
This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange. As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.
p.7

Appendix A
Mineral Resource Statement and Parameters
A summary of the April 2024 Mineral Resource estimate is provided in the table below.
April 2024 Mineral Resource Estimate for Rhyolite Ridge South Basin
Contained
Stream	Group	Classification	Tonnage Ktonnes	Li ppm	B ppm	Li2CO3 Wt. %	H3BO3 Wt. %	Li2CO3 (kt)	H3BO3 (kt)

Stream 1 (>= 5,000 ppm B)	Upper Zone B5 Unit	Measured	29,701	1875	16801	1.00	9.61	296	2853
		Indicated	39,623	1815	15126	0.97	8.65	383	3427
		Inferred	14,507	1818	13047	0.97	7.46	140	1082
		Total	83,830	1837	15359	0.98	8.78	819	7362
	Upper Zone M5 Unit	Measured	1,255	2519	5851	1.34	3.35	17	42
		Indicated	934	2226	5947	1.18	3.40	11	32
		Inferred	269	2444	6451	1.30	3.69	3	10
		Total	2,458	2400	5953	1.28	3.40	31	84
	Upper Zone S5 Unit	Measured	589	1483	6586	0.79	3.77	5	22
		Indicated	1,289	1622	6677	0.86	3.82	11	49
		Inferred	304	2520	5899	1.34	3.37	4	10
		Total	2,182	1709	6544	0.91	3.74	20	82
	Upper Zone Total	Measured	31,544	1893	16175	1.01	9.25	318	2917
		Indicated	41,846	1818	14660	0.97	8.38	405	3508
		Inferred	15,079	1844	12785	0.98	7.31	148	1102
		Total	88,470	1849	14881	0.98	8.51	871	7528
	Lower Zone L6 Unit	Measured	11,634	1382	10541	0.74	6.03	86	701
		Indicated	32,389	1316	8982	0.70	5.14	227	1663
		Inferred	20,529	1388	11673	0.74	6.67	152	1370
		Total	64,551	1351	10118	0.72	5.79	464	3735
	Total Stream 1 (all zones)	Measured	43,178	1755	14657	0.93	8.38	403	3619
		Indicated	74,235	1599	12183	0.85	6.97	632	5171
		Inferred	35,608	1581	12144	0.84	6.94	300	2473
		Total	153,021	1639	12872	0.87	7.36	1335	11262
Stream 2 (>= 1,090 ppm Li, no B COG. Low Clay)	Upper Zone B5 Unit	Measured	1,704	2331	2381	1.24	1.36	21	23
		Indicated	4,216	2355	2058	1.25	1.18	53	50
		Inferred	3,714	2412	1518	1.28	0.87	48	32
		Total	9,633	2373	1907	1.26	1.09	122	105
	Upper Zone S5 Unit	Measured	589	1483	6586	0.79	3.77	5	22
		Indicated	1,289	1622	6677	0.86	3.82	11	49
		Inferred	304	2520	5899	1.34	3.37	4	10
		Total	2,182	1709	6544	0.91	3.74	20	82
	Upper Zone Total	Measured	6,716	1658	1484	0.88	0.85	59	57
		Indicated	14,425	1789	1405	0.95	0.80	137	116
		Inferred	9,351	2006	1419	1.07	0.81	100	76
		Total	30,493	1826	1427	0.97	0.82	296	249
	Lower Zone L6 Unit	Measured	10,444	1414	1620	0.75	0.93	79	97
		Indicated	64,839	1435	1595	0.76	0.91	495	591
		Inferred	36,745	1669	1068	0.89	0.61	326	224
		Total	112,028	1510	1424	0.80	0.81	900	912
	Total Stream 2 (all zones)	Measured	17,160	1509	1566	0.80	0.90	138	154
		Indicated	79,264	1500	1560	0.80	0.89	633	707
		Inferred	46,096	1737	1139	0.92	0.65	426	300
		Total	142,520	1578	1425	0.84	0.81	1197	1161
Stream 3(>= 1,090 ppm Li, no B COG, High Clay)	Total Stream 3 (M5 zone)	Measured	14,768	2454	1733	1.31	0.99	193	146
		Indicated	29,475	2420	1228	1.29	0.70	380	207
		Inferred	11,619	2388	605	1.27	0.35	148	40
		Total	55,862	2422	1232	1.29	0.70	720	394
Grand Total All Streams and All Units	351,403	1,739	6,379	0.93	3.65	3,251	12,817

Notes:
1.  Ktonnes- thousand tonnes; Li= lithium; B= boron’ ppm= parts per million; Li2CO3 = lithium carbonate;
H3BO3 = boric acid; kt = thousand to
2.  Totals may differ due to rounding, Mineral Resources reported on a dry in-situ basis. Lithium is converted to Equivalent Contained Tonnes of Lithium Carbonate (Li2CO3) using a stochiometric conversion factor of 5.322, and boron is converted to Equivalent Contained Tonnes of Boric Acid (H3BO3) using a stochiometric conversion factor of 5.718. Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3).
3.  The statement of estimates of Mineral Resources has been compiled by Mr. Herbert E. Welhener, a Competent Person who is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America). Mr Welhener is a full-time employee of Independent Mining Consultants, Inc. and is independent of Ioneer and its affiliates. Mr Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012).
4.  All Mineral Resource figures reported in the table above represent estimates at April 19, 2024. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate.
5.  Mineral Resources are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Ore Reserves Committee Code – JORC 2012 Edition).
6.  The Mineral Resource estimate is the result of determining the mineralized material that has a reasonable prospect of economic extraction. In making this determination, constraints were applied to the geological model based upon a pit optimization analysis that defined a conceptual pit shell limit. The conceptual pit shell was based upon a net value per tonne calculation including a 5,000ppm boron cut-off grade for high boron – high lithium (HiB-Li) mineralization (Stream 1) and 1,090ppm lithium cut-off grade for low boron (LoB-Li) mineralization below 5,000ppm boron broke in to two material types low clay and high clay material respectfully (Stream 2 and Stream 3). The pit shell was constrained by a conceptual Mineral Resource optimized pit shell for the purpose of establishing reasonable prospects of eventual economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the Mineral Resource pit shell included a 5,000ppm boron cut-off grade for HiB-Li mineralization, 1,090ppm lithium cut-off grade for LoB-Li low clay mineralization and 1,090 ppm lithium cut-off grade for LoB-Li high clay mineralization; mining cost of US$1.54 /tonne; plant feed processing and grade control costs which range between US$52.34/tonne and US$87.43/tonne of plant feed (based on the acid consumption per seam based on the mineral resource average grades); boron and lithium recovery for Stream 1 of 80.2% and 85.7%; Stream 2 and 3: M5 65% and 78%, B5 80% and 86%, S5 50% and 88%, L6 37% and 85%,  respectively; boric acid sales price of US$1,016.67/tonne; lithium carbonate sales price of US$17,868.50/tonne.
In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimise and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral resource pit shell used to constrain the April 2024 mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimisation of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors have not been taken into consideration during modifying factors studies for the Project. The tonnes and grade within the avoidance polygons have not been removed from the Mineral Resources for the April 2024 estimate. Environmental and permitting assumptions and factors may be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.
Comparison with Previous Resource
The Table below presents a summary comparison of the current April 2024 Mineral Resource estimate against the previous Mineral Resource estimate for the Project, prepared by Golder (now WSP) in March 2023 in association with the 2023 JORC Mineral Resource Statement.

N
Reno
Esmeralda County
Tonopah
Project Site
Las Vegas
NEVADA
0.4km
0.75km
ioneer
Rhyolite Ridge Lithium-Boron Project
2023 vs 2024 MII Extents- B5
0
1
Km
Legend
MII 2024 Extents- B5
MII 2023 Extents- B5
Basin Outline

Processing Stream	Group	Classification	Tonnes (Mt)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
Combined Streams	April 2024 Resource	Mea + Ind	258.1	1731	6779	.9	3.9	2,378	10,004
		Inf	93.3	1759	5272	1.0	3.0	873	2,813
		Total	351.4	1739	6379	0.9	3.6	3,251	12,817
	March 2023 Resource	Mea + Ind	294.5	1726	7235	0.9	4.1	2,720	12,200
		Inf	65.7	1821	4952	1.0	3.0	630	1,860
		Total	360.2	1743	6819	0.9	3.9	3,350	14,060
	Variation	Mea + Ind	-36.4	1684	10468	0.9	5.9	-342	-2,196
		Inf	27.6	1610	6032	0.9	3.5	243	953
		Total	-8.8	1918	24381	1.1	13.3	-99	-1,243

The updated April 2024 Mineral Resource estimate has been constrained by applying a 5,000 ppm Boron cut-off grade to HiB-Li mineralisation within the B5, M5, S5 and L6 geological units (Stream 1) as well as a 1,090 ppm Lithium cut-off grade to LoB-Li low clay mineralisation in the M5, B5, S5 and L6 geological units (Stream  2) and LoB-Li high clay mineralization in the M5 geological unit (Stream 3). All three styles of mineralisation have also been constrained by the application of a single high-level optimised resource pit shell.
Relative to the March 2023 Mineral Resource estimate, the updated April 2024 Mineral Resource estimate for the Project reflects a small reduction in the estimated resource tonnes and grades.  The impacts to this reduction include:
•	Additional drilling has identified lower grade extensions to the deposit,
•	A new geologic interpretation which includes the representation of faulting within the geologic framework used for grade assignments to the mineralized seams,
•	A reduction in the density assigned to each of the mineralized seams, ranging from 21% reduction for M5 to a 6% reduction for L6,
•	The inclusion of the calculation of acid consumption during processing and accounting for this cost has raised the process costs,
•
A change in the grade estimation parameters resulting in slightly shorter search distances for assigning grades in the block model and a more conservative method of assigning measured and indicated classifications.

The updated Mineral Resource estimate also presents a net expansion of the constraining Mineral Resource pit shell. Additional exploration drilling conducted November 2022-December 2023 has allowed for expansion of the resource to the south and east, expanding the 3 square kilometre (km2) area as the March 2023 to 4.67 kilometre (km2) for the April 2024 Mineral Resource.
Summary of Resource Estimate Parameters and Reporting Criteria
In accordance with ASX Listing Rules and the JORC Code (2012 Edition), a summary of the material information used to estimate the Mineral Resource is summarised below (for further information please refer to Table 1 in Appendix D).
•
The Rhyolite Ridge Mineral Resource area extends over a north-south strike length of 4,240 m (from 4,337,540 mN – 4,341,780mN), has a maximum width of 2,110m (863,330 mE – 865,440 mE) and includes the 585 m vertical interval from 2,065mRL to 1,480 mRL.

•
The Rhyolite Ridge Project tenements (unpatented mining claims) are owned by ioneer Minerals Corporation, a company wholly owned by ioneer Ltd. The unpatented mining claims are located on US federal land administered by the Bureau of Land Management (BLM).

Geology and Geological Interpretation
•
Lithium and boron mineralisation is stratiform in nature and is hosted within Tertiary-age carbonate-rich sedimentary rock, deposited in a lacustrine environment in the Basin and Range terrain of Nevada, USA.

Drilling Techniques and Hole Spacing
•
Drill holes used in the Mineral Resource estimate included 51 reverse circulation (RC) holes and 104 core holes for a total of 30,935m within the defined mineralisation. The full database for the South Basin contains records for 163 drill holes for 33,045m of drilling.

•	Drill hole spacing is 100m by 100m (or less) over most of the deposit.

•	Drill holes were logged for a combination of geological and geotechnical attributes. The core has been photographed and measured for RQD and core recovery.

Sampling and Sub-Sampling Techniques
•
Drilling was conducted by American Lithium Minerals Inc., the previous owner of the property between 2010 and 2011 and by ioneer in 2017 to 2019 and 2022 to 2024. For RC drilling, a 12.7-centimetre (cm) hammer was used with sampling conducted on 1.52m intervals and split using a rig mounted rotary splitter. The hammer was replaced with a tri-cone bit in instances of high groundwater flow. For diamond core, PQ and HQ core size diameter with standard tube was used. Core recoveries of 93% were achieved by ioneer at the project. The core was sampled as half core at 1.52m intervals using a standard electric core saw.

Sampling Analysis Method
•
Samples were submitted to ALS Minerals Laboratory in Reno, Nevada for sample preparation and analysis. The entire sample was oven dried at 105˚ and crushed to -2 millimetre (mm). A sub-sample of the crushed material was then pulverised to better than 85% passing -75 microns (µm) using a LM5 pulveriser. The pulverised sample was split with multiple feed in a Jones riffle splitter until a 100-200 gram (g) sub-sample was obtained for analysis.

•
Analysis of the samples was conducted using aqua regia 2-acid and 4-acid digest for ICP-MS on a multi-element suite. This method is appropriate for understanding sedimentary lithium deposits and is a total method.

•
Standards for lithium, boron, strontium and arsenic and blanks were routinely inserted into sample batches and acceptable levels of accuracy were reportedly obtained. Based on an evaluation of the quality assurance and quality control (QA/QC) results all assay data has been deemed by the IMC Competent Person as suitable and fit for purpose in Mineral Resource estimation.

Cut-off Grades
•
The Mineral Resource estimate presented in this Report has been constrained by the application of an optimized Mineral Resource pit shell. The Mineral Resource pit shell was developed using the Independent Mining Consultants, Inc. (IMC) Mine Planning software.

•
The Mineral Resource estimate assumes the use of three processing streams: one which can process ore with boron content greater than 5,000 ppm and two which can process ore with boron content less than 5,000 ppm.

•
The Mineral Resource estimate has been constrained by applying a 5,000 ppm Boron cut-off grade to HiB-Li mineralisation within the B5, M5, S5 and L6 geological units as well as a 1,090 ppm Lithium cut-off grade to LoB-Li mineralisation in the M5, B5, S5 and L6 geological units.

•	Key input parameters and assumptions for the Mineral Resource pit shell included the following:

•	B cut-off grade of 5,000 ppm for HiB-Li processing stream and no B cut-off grade for LoB-Li processing stream
•	No Li cut-off grade for HiB-Li processing stream and Li cut-off grade of 1,090 ppm for LoB-Li processing stream
•	Overall pit slope angle of 42 degrees in all rock units (wall angle guidance provided by Geo-Logic Associates who developed the geotechnical design).

•	Mining cost of US$1.54 /tonne
•
Ore processing and grade control costs include a fixed cost per tonne and a variable cost of acid based on the acid consumption rate which is calculated for each block within the mineralized seams.  For HiB-Li Processing Stream the fixed cost is $30.50/mt and the acid costs range between $36.98/mt to $54.85/mt based on the average grades per seam.  For LoB-Li Processing Streams, the fixed cost ranges between $15.19/mt to $30.80/mt and the acid costs range between $37.15/mt to $56.93/mt based on the average grades per seam .

•	Boron and Li recovery of 80.2% and 85.7% respectively for HiB-Li Processing Stream .
•	Boron Recovery for LoB-Li Processing Stream variable by lithology as follows: 65% in M5 Unit, 80% in B5 unit, 50% in S5 unit, and 37% in L6 unit.
•	Lithium Recovery for LoB-Li Processing Streams variable by lithology as follows: 78% in M5 unit, 86% in B5 unit, 88% in S5 unit, and 85% in L6 unit.
•	Boric Acid sales price of US$1,016.67/tonne.
•	Lithium Carbonate sales price of US$17,868.50/tonne.
•	Sales/Transport costs are included in the process cost.
Estimation Methodology

•
Drill core samples were assayed on nominal 1.52 m lengths and this data set was used for the  interpolation of grade data into the block model. The data set honoured geological contacts (i.e. assay intervals did not span unit contacts).

•
Based on a statistical analysis, extreme B grade values were identified in some of the units other than the targeted B5, M5, S5 and L6 units. The units other than B5, M5, S5 and L6 were not estimated so no grade capping was applied to the drill hole database.

•
The geological model was developed as a gridded surface stratigraphic model with fault domains included which offset the stratigraphic units in various areas of the deposit.  The geological model was developed by NewFields under direction of ioneer and provided to IMC as the geologic basis for grade estimation.  IMC has reviewed the geological model and accepts the interpretation.

•
Domaining in the model was constrained by the roof and floor surfaces of the geological units. The unit boundaries were modelled as hard boundaries, with samples interpolated only within the unit in which they occurred.

•
The geological model used as the basis for estimating Mineral Resources was developed as a stratigraphic gridded surface model using a 7.6m regularized grid. The grade block model was developed using a 7.6m north-south by 7.6m east-west by 1.52m vertical block dimension (no sub-blocking was applied). The grid cell and block size dimensions represent 25 percent of the nominal drill hole spacing across the model area.

•
Inverse Distance Squared (‘ID2’) grade interpolation was used for the estimate, constrained by stratigraphic unit roof and floor surfaces from the geological model. The search direction for estimating grade varied and followed the floor orientation of the seams which changed within some of the fault block domains. The search distances ranged from 533 m in B5 to 229 m in S5.

•
The density values used to convert volumes to tonnages were assigned on a by-geological unit basis using mean values calculated from 120 density samples collected from drill core during the 2018 and more recent 2022-2023 P1 and P2 drilling programs. The density values by seam ranged from 1.53 grams per cubic centimetre (‘g/cm3’) for S3 to 1.98/cm3 in seam L6. The density analyses performed by geotechnical consultants present during both the 2018 and 2022-2023 drilling programs (P1 and P2) followed a strict repeatable process in sample collection and analysis utilizing the Archimedes-principle (water displacement) method for density determination, with values reported in dry basis.  This provided consistent representative data. Previous resource calculations were limited to data from the 2010 density data set. It was determined to exclude this data due to its small sample set and the inability to reproduce and validate data. The 2018 and 2022-2023 data aligned well and proved to be representative across the resource.

Classification Criteria
•	Estimated Mineral Resources were classified as follows:

•	Measured: Between 107 and 122m spacing between points of observation depending on the seam, with sample interpolation from a minimum of four drill holes.

•	Indicated: Between 168 and 198m spacing between points of observation depending on the seam, with sample interpolation from a minimum of three drill holes.

•	Inferred: To the limit of the estimation range (maximum 533m, depending on the seam), with sample interpolation from a minimum of one drill hole.

•	The Mineral Resource classification has included the consideration of data reliability, spatial distribution and abundance of data and continuity of geology, fault structures and grade parameters.

Mining and Metallurgical Methods and Parameters
•
The Mineral Resource estimate presented in this Report was developed with the assumption that the HiB-Li mineralization within the Mineral Resource pit shell has a reasonable prospect for eventual economic extraction using current conventional open pit mining methods.

•
The basis of the mining assumptions made in establishing the reasonable prospects for eventual economic extraction of the HiB-Li mineralization are based on preliminary results from mine design and planning work that is in-progress as part of an ongoing Feasibility Study for the Project.

•
The basis of the metallurgical assumptions made in establishing the reasonable prospects for eventual economic extraction of the HiB-Li (Stream 1) mineralization are based on results from metallurgical and material processing work that was developed as part of the ongoing Feasibility Study for the Project. This test work was performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products.

•
A second  and  third  process streams (Stream 2 and Stream 3) to recover Li from low boron mineralized (LoB-Li) units has been confirmed. Current results indicate a reasonable process and expectation for economic extraction of the LoB-Li from the S5, M5, B5 and L6 units. This test work was performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products.

APPENDIX A: JORC Code, 2012 Edition - Table 1

The following table provides a summary of important assessment and reporting criteria used at the ioneer Ltd. Rhyolite Ridge Project (the Project) for the reporting of exploration results and Lithium-Boron Mineral Resources and Ore Reserves in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Table 1 is a checklist or reference for use by those preparing Public Reports on Exploration Results, Mineral Resources, and Ore Reserves.

JORC TABLE 1

SECTION 1 SAMPLING TECHNIQUES AND DATA

(Criteria listed in this section apply to all succeeding sections.)
Criteria	JORC Code 2012 Explanation	Commentary
Sampling Techniques
•   Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling

•  The nature and quality of the sampling from the various sampling programs includes the following:
•  Reverse circulation (RC) Drilling: a sample was collected every 1.52 metre (m) from a 127-millimetre (mm) diameter drill hole and split using a rig-mounted rotary splitter. Samples, with a mean weight of 4.8 kilograms (kg) were submitted to ALS Minerals laboratory in Reno, NV where they were processed for assay. RC samples represent 63% of the total intervals sampled to date.
•   Core Drilling: Core samples were collected from HQ (63.5 mm core diameter) and PQ (85.0 mm core diameter) drill core, on a mean interval of 1.52 m, and cut using a water-cooled diamond blade core saw. Samples, with a mean weight of 1.8 kg, were submitted to ALS where they were proceeded for assay.
•   Drill Hole Deviation: Inclined core drill holes were surveyed o obtain downhole deviation by the survey company (International Directional Services, LLC) or drilling company (Idea Drilling, Alford Drilling, IG Drilling, Boart Long Year, Major Drilling,) with a downhole Reflex Mems Gyros and Veracio TruShot tools and, for all but three of the drill holes. One drill hole could not be surveyed due to tool error (SBH-72), and two were intentionally surveyed using an Acoustic Televiewer (SBH-60, SBH-79).
•  Trenches: In addition to sampling from drill holes, samples were collected from 19 mechanically excavated trenches in 2010. The trenches were excavated from the outcrop/subcrop using a backhoe and or hand tools. Chip samples were then collected from the floor of the trench. Due to concerns with correlation and reliability of the results from the trenches, The Competent Person has not included any of this data in the geological model or Mineral Resource estimate.

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APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
• Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
• Measures taken to ensure sample representivity include the following:
•  Due to the nature of RC samples, lithological boundaries are not easily honoured; therefore, continuous 1.52 m sample intervals were taken to ensure as representative a sample as possible. Lithological boundaries were adjusted as needed by the senior ioneer geologist once the assay results were received.
• Core sample intervals were selected to reflect visually identifiable lithological boundaries wherever possible, to ensure sample representivity. In cases where the lithological boundaries were gradational, the best possible interval was chosen and validated by geochemical assay results.
•  All chip and core sampling were completed by or supervised by a senior ioneer geologist. The senior ioneer, Newfield’s and WSP geologists referenced here, and throughout this Table 1, have sufficient relevant experience for the exploration methods employed, the type of mineralization being evaluated, and are registered professional geologists in their jurisdiction; however, they are not Competent Persons according to the definition presented in JORC as they are not members of one of the Recognized Professional Organization” included in the ASX list referenced by JORC.
• The Competent Person was not directly involved during the exploration drilling programs and except for observing sampling procedures on two drill holes during the site visit (August 10, 2023), was not present to observe sample selection. Based on review of the procedures during the site visit and subsequent review of the data, it is the opinion of the Competent Person that the measures taken to ensure sample representivity were reasonable for the purpose of estimating Mineral Resources.

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APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•   Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (eg ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information

• Aspects of the determination of mineralization included visual identification of mineralized intervals by a senior ioneer geologist using lithological characteristics including clay and carbonate content, grain size and the presence of key minerals such as Ulexite (hydrated sodium calcium borate hydroxide) and Searlesite (sodium borosilicate). A visual distinction between some units, particularly where geological contacts were gradational was initially made. Final unit contacts were then determined by a senior ioneer geologist once assay data were available.
• The Competent Person was not directly involved during the exploration drilling programs; however, the visual identification of mineralized zones and the process for updating unit and mineralized contacts was reviewed with the ioneer senior  geologist during the site visit. The Competent Person evaluated the identified mineralized intervals against the analytical results and agrees with the methodology used by ioneer to determine material mineralization.

Drilling techniques
•   Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc..) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

• Both RC and core drilling techniques have been used on the Project. Exploration drilling programs targeting Lithium-Boron (Li-
B) mineralization on the Project have been implemented by American Lithium Minerals Inc. (2010-2012) and ioneer (formerly Global Geoscience) in 2016, 2017, 2018, 2019, 2022, and 2023.
• Prior to 2018, all RC drilling was conducted using a 127 mm hammer. All pre-2018 core drill holes were drilled using HQ sized core with a double-tube core barrel.
•  For the 2018-2023 drilling programs, all core holes (vertical and inclined) were tricone drilled through unconsolidated alluvium, then cored through to the end of the drill hole. A total of 87 core holes were drilled, 55 holes were PQ diameter and 32 were drilled as HQ diameter. Drilling was completed using a triple-tube core barrel (split inner tube) which was preferred to a double-tube core barrel (solid inner tube) as the triple-tube improved core recovery and core integrity during core removal from the core barrel.

Drill sample recovery	• Method of recording and assessing core and chip sample recoveries and results assessed.
•  Prior to 2017, chip recovery was not recorded for the RC drilling therefore the Competent Person cannot comment on drill sample recovery for this period of drilling.
• For the 2017 RC drilling program, the drill holes were geologically logged as they were being drilled; however, no estimates of chip recoveries were recorded. Therefore, the Competent Person cannot comment on drill sample recovery for this period of drilling.

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APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•  For the 2010-2012 and 2016 core drilling programs, both core recovery and rock quality index (RQD) were recorded for each cored interval. Core recovery was determined by measuring the recovered linear core length and then calculating the recovered percentage against the total length of the core run from the drill advance. The core recovery for all the drilling ranged from 0% to 100%, with over 65 % of the drill holes having greater than 80% mean core recovery. The core recovery values were recorded by the logging geologist and reviewed by the senior ioneer geologist. The majority of the 2010-2012 and 2016 core drill holes reported greater than 95% recovery in the B5, M5 and L6 mineralized intervals.
•  For the 2018-2019 drilling program, both core recovery and RQD were recorded for each cored interval. Core recovery was determined by measuring the recovered linear core length and then calculating the recovered percentage against the total length of the core run from the drill advance. The core recovery for all the drilling ranged from 41% to 100%, with over 65% of the drill holes having greater than 90% mean core recovery. The core recovery values were recorded by the logging geologist and reviewed by the senior ioneer geologist. In the target mineralized intervals (M5, B5 & L6), the mean core recovery was 86% in the B5, 87% in the M5 and 95% in the L6 units, with most of the drill holes reporting greater than 90% recovery in the mineralized intervals.
•  The Competent Person considers the core recovery for the 2023, 2022,2018- 2019, 2016 and 2010-2012 core drilling programs to be acceptable based on statistical analysis which identified no grade bias between sample intervals with high versus low core recoveries. On this basis, the Competent Person has made the reasonable assumption that the sample results are reliable for use in estimating Mineral Resources.

• Measures taken to maximise sample recovery and ensure representative nature of the samples.
•  Chip recoveries were not recorded for the 2010-2012 and 2017 RC drilling programs, and there is no indication of measures taken to maximize sample recovery and ensure representative nature of samples.

4

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

• No specific measures for maximizing sample recovery were documented for the 2010-2012 and 2016 core drilling programs.
•  During the 2018-2023 drilling programs, ioneer used a triple-tube core barrel to maximize sample recovery and ensure representative nature of samples. The use of triple-tube was originally used during the 2018 drill program. A triple-tube core barrel generally provides improved core recovery over double-tube core barrels, resulting in more complete and representative intercepts for core logging, sampling and geotechnical evaluation. It also limited any potential sample bias due to preferential loss/gain of material.

• Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.
•  Chip recovery was not recorded for the 2010-2012 and 2017 RC drilling program and, therefore, there is no basis for evaluating the relationship between grade and sample recovery for samples from these programs.
•  Based on the Competent Person’s review of the 2010-2012, 2016 and 2018-2019, 2022-2023 drilling recovery and grade data there was no observable relationship between sample recovery and grade.

Logging	• Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
•  All core and chip samples have been geologically logged to a level of detail to support appropriate Mineral Resource estimation, such that there are lithological intervals for each drill hole, with a correlatable geological/lithological unit assigned to each interval.
• The 2018-2019 and 2022-2023 drilling were also geotechnically logged to a level of detail to support appropriate Mineral Resource estimation.
• The Competent Person has reviewed all unit boundaries in conjunction with the ioneer senior geologist, and where applicable, adjustments have been made to the mineralized units based on the assay results intervals to limit geological dilution.

	• Whether logging is qualitative or quantitative in nature.	• The RC and core logging were both qualitative (geological/lithological descriptions and observations) and quantitative (unit lengths, angles of contacts and structural features and fabrics).

5

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
	• Core (or costean, channel, etc.) photography.	• All chip trays and Core photography was completed on every core drill hole for the 2010-2012, 2016, 2018-2019 and 2022-2023 drilling programs.
• The total length and percentage of the relevant intersections logged.
•  Prior to 2018, a total length of 8,900 m of RC drilling and 6,000 m of core drilling was completed for the Project, 100% of which was geologically logged by a logging geologist and reviewed by the senior ioneer geologist.
•  For the 2018-2019 drilling, a total length of 300 m of RC drilling and 8,800 m of core drilling was completed for the Project, 100% of which was geologically logged by a logging geologist and reviewed by the senior ioneer geologist
• For the 2018-2019 drilling, 86% of the 8,800 m of core was geotechnically logged by an engineering geologist/ geotechnical engineer and reviewed by the senior ioneer geologist.
• For the 2022-2023 drilling, 100% of the 7,362m of core was geotechnically logged by an engineering geologist/ geotechnical engineer and reviewed by the senior ioneer geologist
The Competent Person reviewed the geological core logging and sample selection for two drill holes.

• If core, whether cut or sawn and whether quarter, half or all core taken.
• The following sub-sampling techniques and sample selection procedures apply to drill core samples:
• During the 2010-2012 and 2016 program, core samples were collected on a mean 1.52 m down hole interval and cut in two halves using a manual core splitter. The entire sample was submitted for analysis with no sub-sampling prior to submittal.
• During the 2018-2019 drilling program, core samples were collected for every 1.52 m down hole interval and cut using a water-cooled diamond blade core saw utilizing the following methodology for the two target units. For the M5 unit, ½ core samples were submitted for assay, while the remaining ½ core was retained for reference. For the B5 unit, ¼ core samples were submitted for assay, while ¼ was reserved for future metallurgical test work and ½ core was retained reference.
• During the 2022-2023 drilling programs, core samples were collected for target units every 1.52 m down hole interval. Target units were cut using a water-cooled diamond blade core saw utilizing the following methodology for the target units. For the M4, M5, B5, S5 and L6 unit, ½ core samples (HQ) or ¼ core samples (PQ) were submitted for assay, while the remaining ½- ¾ core was retained for reference.

6

APPENDIX D: JORC Code, 2012 Edition - Table 1
Sub-sampling techniques and sample preparation	• If core, whether cut or sawn and whether quarter, half or all core taken. • If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
• The following sub-sampling techniques and sample selection procedures apply to drill core samples:
• During the 2010-2012 and 2016 program, core samples were collected on a mean 1.52 m down hole interval and cut in two halves using a manual core splitter. The entire sample was submitted for analysis with no sub-sampling prior to submittal.
• During the 2018-2019 drilling program, core samples were collected for every 1.52 m down hole interval and cut using a water-cooled diamond blade core saw utilizing the following methodology for the two target units. For the M5 unit, ½ core samples were submitted for assay, while the remaining ½ core was retained for reference. For the B5 unit, ¼ core samples were submitted for assay, while ¼ was reserved for future metallurgical test work and ½ core was retained for reference.
• During the 2022-2024 drilling programs, core samples were collected for target units every 1.52 m down hole interval. Target units were cut using a water-cooled diamond blade core saw utilizing the following methodology for the target units. For the M4, M5, B5, S5 and L6 unit, ½ core samples (HQ) or ¼ core samples (PQ) were submitted for assay, while the remaining ½- ¾ core was retained for reference.

• The following sub-sampling techniques and sample selection procedures apply to RC Chip Samples:
• Pre-2017 RC chips samples were collected using a wet rotary splitter approximately every 1.52 m depth interval. Two samples were collected for every interval (one main sample and one duplicate). Only the main sample was submitted for analysis.
•  2017 RC chip samples were collected using a wet rotary splitter attached to a cyclone. One, approximately 10 kg, sample was collected every 1.52 m depth interval. All samples were submitted for analysis.

7

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
• For all sample types, the nature, quality and appropriateness of the sample preparation technique.
•  The Competent Person considers the nature, type and quality of the sample preparation techniques to be appropriate based on the general homogeneous nature of the mineralized zones and the drilling methods employed to obtain each sample (i.e., RC and core).

• Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
• Quality control procedures adopted for sub-sampling to maximize representivity include the following:
• During 2016-2017 and 2018-2023 drilling programs, field duplicate/replicate samples were obtained. For the 2017 and 2023 RC drilling, a duplicate sample was collected every 20th sample. For the 2016 and 2018-2023 core drilling programs two ¼ core samples were taken at the same time and were analysed in sequence by the laboratory to assess the representivity.
•  Twin drill holes at the same site were drilled during the 2010- 2012 drilling program. The twin drill hole pairing comprises one RC drill hole (SBH-04) and one core drill hole (SBHC-01). The Competent Person recommends twinning additional drill hole pairs as part of any future pre-production or infill drilling programs to allow for a more robust review of sample representivity.
• The Competent Person reviewed the results of the duplicate/replicate sampling and twin drill holes. For the duplicate/replicate samples, the R2 value is 0.99, which is very good. Visual observation of the lithological intervals and the assays for the twin drill holes show that they are very similar, despite the difference in drilling techniques.

• Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
•  The Competent Person considers the samples to be representative of the in-situ material as they conform to lithological boundaries determined during core logging. A review of the primary and duplicate sample analyses indicates a high degree of agreement between the two sample sets (R2 value of 0.99).

8

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
• Whether sample sizes are appropriate to the grain size of the material being sampled.
• The Competent Person considers the sample sizes to be appropriate given the general homogeneous nature of the mineralized zones. The two main types of mineralization are lithium mineralization with high boron >/=5,000 parts per million (ppm) (HiB-Li) and lithium mineralization with low boron <5,000 ppm (LoB-Li). The HiB-Li mineralization occurs consistently throughout the B5, M5 and L6 target zones, while LoB-Li mineralization occurs throughout the M5, S5 and L6 units, and is not nuggety or confined to discreet high-grade and low-grade bands.

Quality of assay data and laboratory tests	• The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
•  The nature and quality of the assaying and laboratory procedures used include the following:
•  All RC and core samples were processed, crushed, split, and then a sub-sample was pulverized by ALS Minerals in Reno, Nevada.
•  All sub-samples were analysed by Aqua Regia with ICP mass spectrometry (ICP-MS) finish for 51 elements (including Lithium (Li)) and Boron (B) by NaOH fusion/ICP high grade analysis (>/=10,000 ppm B).
•  Additionally, 95% of the 2018-2019 samples were analysed for Inorganic Carbon and 30% were analysed for Fluorine (F).
•  The laboratory techniques are total.
• The Competent Person considers the nature and quality of the laboratory analysis methods and procedures to be appropriate for the type of mineralization.

•   For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc..
• Not applicable to this Report, no geophysical tools, spectrometers, handheld XRF instruments were used on the Project.

•   Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

•  The following Quality Assurance and Quality Control (QA/QC) procedures were adopted for the various drilling programs:
•  During the 2010-2012 program, Standard Reference Material (SRM) samples and a small number of field blanks were also inserted regularly into the sample sequence to QA/QC of the laboratory analysis.

9

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•  For 2016-2017 program, a duplicate sample was collected every 20th primary sample. Field blanks and SRM’s were also inserted approximately every 25 samples to assess QA/QC.
• During the 2018-2019 and 2022-2023 programs, QA/QC samples comprising 1 field blank and 1 SRM standard were inserted into each sample batch every 25 samples. Submission of field duplicates, laboratory coarse/pulp replicates and umpire assays were submitted in later stages of the 2018-2019 and 2022-2023 drilling programs.
•  The Competent Person reviewed the SRM, field blanks and field duplicates and determined the following:
•  SRMs: Review of the five SRMs used determined that there was a reasonable variability for Li between the upper and lower control limits (± 2 standard deviation (SD)), however B shows an overall bias towards lower than expected values (i.e. less than the mean) for all sample programs. For each of the 5 SRMs, there were some sample outliers (both low and high); however, the majority fell within the control limits. There is a concern with the SRM sample submission protocol in that ioneer leaves the SRM standard name on the sample when submitting to the laboratory for analysis. This removes the blind nature from the SRM as the laboratory can readily identify which standard sample is being evaluated and confirm what the expected values are for that SRM. It is recomeneded that two additional SRM samples be added which have grades between current high and low grade samples and are closer to the cutoff range for boron ( 5,000 ppm).
•  Field Blanks: Review of the field blanks indicate that there is some variability in both the Li and B results. There are several samples that return higher than expected values, with an increased number being from the 2018-2019 drilling program. Further review is required to determine if this is a result of the material used for field blanks (coarse dolomite) or a problem with the laboratory analysis.
•  Field Duplicates: No field duplicates were submitted for the pre-2018 drilling programs. Review of the 230 field duplicate sample pairs from the 2018-2019 drilling program determined that there was a strong correlation between each pair, as evidenced by an R2 value of 0.99 for Li.
• Umpire Laboratory Duplicates: 20 assay pulp rejects were sent from ALS to American Assay Laboratories (AAL) in Sparks, NV for umpire laboratory analysis. Review of the 20 umpire duplicate pairs found a strong correlation between each pair, with B returning an R2 value of 0.98.
•  The Competent Person reviewed the control charts produced for each SRM, field blank and field duplicate, and determined that there was an acceptable level of accuracy and precision for each for the purpose of estimating Mineral Resources.

10

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Verification of sampling and assaying	The verification of significant intersections by either independent or alternative company personnel.	• Significant intersections have been verified by visual inspection of the drill core intervals by at least two ioneer geologists for all drilling programs.
• The use of twinned holes.
•  One pair of twin drill holes at the same site were drilled during the 2010-2012 drilling program. The twin drill hole pairing comprises one RC drill hole (SBH-04) and one core drill hole (SBHC-01).
•  The Competent Person reviewed and assessed two drill holes and the variance for thickness and grade parameters were within acceptable levels.

• Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
•  For the 2022-2023 drilling programs, the field protocols utilized in the 2018-2019 drilling program were reviewed by both ioneer and WSP. These protocols were refined and improved to assure proper compliance. Formal Documentation and enforcement by WSP and ioneer personnel actively involved in the program.
•  For the 2018-2019 drilling program, Newfields developed a series of field protocols covering all aspects of the exploration program, including surveying, logging, sampling and data documentation. These protocols were followed throughout the 2018-2019 drilling program. Formal documentation of field protocols does not exist prior to the 2018-2019 program; however, the same senior personnel were involved in the earlier programs and field protocols employed were essentially the same as those documented in the 2018-2019 protocols.
•  Primary field data was captured on paper logs for the 2010-2012 drilling program, then transcribed into Microsoft (MS) Excel files. For the 2016 through 2019 drilling, all field data was captured directly into formatted MS Excel files by logging geologists. All primary field data was reviewed by the senior ioneer geologist.
• Data is stored in digital format in a MS Access database. This database was compiled, updated and maintained by Newfields personnel during the 2018-2019 drilling program.
•  The Competent Person used the relevant information from various tabular data files provided by ioneer and Newfields in a MS Access database, which was reviewed and verified by the Competent Person prior to inclusion in the geological model.

11

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
	• Discuss any adjustment to assay data.	• There has been no adjustment to assay data.
Location of data points	• Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
•  Accuracy and quality of surveys used to locate drill holes is as follows:
•  All inclined core drill holes were surveyed to obtain downhole deviation using a downhole Reflex Mems Gyros tool, except for SBH-72, which could not be surveyed due to tool error. Two core drill holes (SBH-60, SBH-79) were surveyed using an Acoustic Televiewer instead of the Gyros tool.
• All 2018-2019 drill hole collars were surveyed using a differentially corrected GPS (DGPS).
•   Locatable pre-2018 drill holes that were previously only surveyed by handheld GPS have been re-surveyed in 2019 using DPGS. Some pre-2018 drill holes could not be located by the surveyor in 2019, and the original locations were assumed to be correct.
•  Upon completion, drill casing was removed, and drill collars were marked with a permanent concrete monument with the drill hole name and date recorded on a metal tag on the monument.

• Specification of the grid system used.
•  All pre-2018 and 2018-2019 drill holes were originally surveyed using handheld GPS units in UTM Zone 11 North, North American Datum 1983 (NAD83) coordinate system. Pre-2018 drill holes were re-surveyed using DPGS in NAD83 in 2017/2018.
•  All 2018-2019 drill holes and locatable pre-2018 drill holes were re-surveyed in 2019 using DPGS in NAD83 coordinate system. All surveyed coordinates were subsequently converted to Nevada State Plane Coordinate System of 1983, West Zone (NVSPW 1983) for use in developing the geological model. Those holes that could not be located had the original coordinates converted to NVSPW 1983 and their locations verified against the original locations.
• All 2022-2023 holes were surveyed Nevada State Plane Coordinate System of 1983, West Zone (NVSPW 1983) for use in developing the geological model.

12

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Quality and adequacy of topographic control.
• The quality and adequacy of the topographic surface and the topographic control is very good based on comparison against survey monuments, surveyed drill hole collars and other surveyed surface features.
• A 2018 satellite survey with an accuracy of ± 0.17 m was produced for the Project by PhotoSat Information Ltd. The final report generated by PhotoSat stated that the difference between the satellite and ioneer provided ground survey control points was less than 0.8 m.
• The topographic survey was prepared in NAD83, which was converted to NVSPW 1983 by Newfields prior to geological modelling.

Data spacing and distribution	• Data spacing for reporting of Exploration Results.
•  Drill holes are generally spaced between 90 m and 170 m on east- west cross-section lines spaced approximately 180 m apart. There was no distinction between RC and core holes for the purpose of drill hole spacing.
• For the 2018-2023 drilling program, there were multiple occurrences where several inclined drill holes were drilled from the same drill pad and oriented at varying angles away from each other. The collar locations for these inclined drill holes drilled from the same pad varied in distance from 0.3 m to 6.0 m apart; intercept distances on the floors of the target units were typically in excess of 90 m spacing.

•  Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
• The spacing is considered sufficient to establish geological and grade continuity appropriate for a Mineral Resource estimation.
• Whether sample compositing has been applied.
• Samples were predominately 1.52 m intervals honouring lithological boundaries and kept as the database for grade estimation. The 1.52 m sample length represents the modal value of the sample length distribution and the 1.52m vertical block height in the model.

Orientation of data in relation to geological structure	• Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
• Drill holes were angled between -45 and -90 degrees from horizontal and at an azimuth of between 0- and 350-degrees.
• Inclined drill holes orientated between 220- and 350-degrees azimuth introduced minimal sample bias, as they primarily intercepted the mineralization at angles near orthogonal (94 drill holes with intercept angles between 70-90 degrees) to the dip of the beds, approximating true-thickness.

13

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•  If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

• Inclined drill holes orientated between 0- and 220-degrees azimuth, especially those that were drilled at between 20- and 135-degrees azimuth, generally intercepted the beds down dip (14 drill holes with intercept angles between 20-70 degrees), exaggerating the mineralized zone widths in these drill holes.

Sample security	• The measures taken to ensure sample security.
• The measures taken to ensure sample security include the following:
• For the 2010-2012 drill holes, samples were securely stored on-site and then collected from site by ALS. Chain of custody forms were maintained by ALS.
• For the 2016-2017 drill holes, samples were securely stored on-site and then collected from site by ALS and transported to the laboratory by truck. Chain of custody forms were maintained by ALS.
• For the 2018-2019 and 2022-2023 drill holes, core was transported daily by ioneer and/or Newfields personnel from the drill site to the ioneer secure core shed (core storage) facility in Tonopah. Core awaiting logging was stored in the core shed until it was logged and sampled, at which time it was stored in secured sea cans inside a fenced and locked core storage facility on site. Samples were sealed in poly-woven sample bags, labelled with a pre-form numbered and barcoded sample tag, and securely stored until shipped to or dropped off at the ALS laboratory in Reno by either ioneer or Newfields personnel. Chain of custody forms were maintained by either Newfields or ioneer and ALS.

14

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Audits or reviews	• The results of any audits or reviews of sampling techniques and data.
• There were no audits performed on the RC sampling or for the pre-2018 drilling programs.
• The Competent Person reviewed the core and sampling techniques during a site visit in August 2023. The Competent Person found that the sampling techniques were appropriate for collecting data for the purpose of preparing geological models and Mineral Resource estimates.

15

APPENDIX D: JORC Code, 2012 Edition - Table 1
SECTION 2 REPORTING OF EXPLORATION RESULTS
(Criteria listed in the preceding section also apply to this section.)
Criteria	JORC Code 2012 Explanation	Commentary
Mineral tenement and land tenure status
•  Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

• The mineral tenement and land tenure for the South Basin of Rhyolite Ridge (the Project) comprise 386 unpatented Lode Mining Claims (totalling approximately 3,150 hectare (Ha)); claim groups SLB, SLM and RR, spatial extents of which are presented in maps and tables within the body of the Report are held by ioneer Minerals Corporation, a wholly owned subsidiary of ioneer. The Competent Person has relied upon information provided by ioneer regarding mineral tenement and land tenure for the Project; the Competent Person has not performed any independent legal verification of the mineral tenement and land tenure.
•  ioneer has entered into a proposed joint venture agreement with Sibanye-Stillwater, the details of which are presented in the September 16, 2021, ASX press release by ioneer.
•  With the exception of the proposed joint venture agreement with Sibanye-Stillwater, the Competent Person is not aware of any agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings relating to the 386 Lode Mining Claims for the Project.
•   The mineral tenement and land tenure referenced above excludes
  241 additional unpatented Lode Mining Claims (totaling approximately 2,000 Ha) for the North Basin which are located outside of the current South Basin Project Area presented in this Report. These additional claims are held by ioneer subsidiaries (NLB claim group; 160 claims) or ioneer holds an option to acquire 100% ownership of the claims (BH claim group; 81 claims).

• The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.
•  There are no identified concerns regarding the security of tenure nor are there any known impediments to obtaining a license to operate within the limits of the Project. The 386 unpatented Lode Mining Claims for the Project are located on federal land and are administered by the United States Department of the Interior - Bureau of Land Management (BLM).

Exploration done by other parties	• Acknowledgment and appraisal of exploration by other parties.	• There have been two previous exploration campaigns targeting Li- B mineralization at the Project site.

16

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•  US Borax conducted surface sampling and drilling in the 1980s, targeting B mineralization, with less emphasis on Li mineralization. A total of 57 drill holes (totalling approximately 14,900 m) were drilled in the North Borate Hills area, with an additional 12 drill holes (unknown total meterage) in the South Basin area. These drill holes were not available for use in the current Study.
•  American Lithium Minerals Inc and Japan Oil, Gas and Metals National Corporation (JOGMEC) conducted further Li exploration in the South Basin area in 2010-2012. The exploration included at least 465 surface and trench samples and 36 drill holes (totalling approximately 8,800 m), of which 21 were core and 15 were RC. Data collected from this program, including drill core, was made available to ioneer. The Competent Person reviewed the data available from this program and believes this exploration program, except for the trench data, was conducted appropriately and the information generated is of high enough quality to include in preparing the current geological model and Mineral Resource estimate.
•  Due to concerns regarding the ability to reliably correlate the trenches with specific geological units as well as concerns regarding representivity of samples taken from incomplete exposures of the units in the trenches, the Competent Person does not feel the trench sample analytical results are appropriate for use and has excluded them from use in preparing the geological model and Mineral Resource estimate.

Geology	• Deposit type, geological setting and style of mineralisation.
•  The HiB-Li and LoB-Li mineralization at Rhyolite Ridge occurs in two separate Miocene sedimentary basins; the North Basin and the South Basin, located within the Silver Peak Range in the Basin and Range terrain of Nevada, USA. The South Basin is the focus of the Study presented in this Report and the following is focused on the geology and mineralization of the South Basin.
•  The South Basin stratigraphy comprises lacustrine sedimentary rocks of the Cave Spring Formation overlaying volcanic flows and volcaniclastic rocks of the Rhyolite Ridge Volcanic unit. The Rhyolite Ridge Volcanic unit is dated at approximately 6 mega-
annum (Ma) and comprises rhyolite tuffs, tuff breccias and flows.

17

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

The Rhyolite Ridge Volcanic rocks are underlain by sedimentary rocks of the Silver Peak Formation.
•  The Cave Spring Formation comprises a series of 11 sedimentary units deposited in a lacustrine environment, as shown in the following table. Within the study area the Cave Spring Formation can reach total thickness in excess of 400 m. Age dating of overlying units outside of the area and dates for the underlying Rhyolite Ridge Volcanic unit bracket deposition of the Cave Spring Formation between 4-6 Ma; this relatively young geological age indicates limited time for deep burial and compaction of the units. The Cave Spring Formation units are generally laterally continuous over several miles across the extent of the South Basin; however, thickness of the units can vary due to both primary depositional and secondary structural features. The sedimentary sequence generally fines upwards, from coarse clastic units at the base of the formation, upwards through siltstones, marls and carbonate units towards the top of the sequence.
•  The key mineralized units are in the Cave Spring Formation and are, from top to bottom, the M5 (high-grade Li, low- to moderate- grade B bearing carbonate-clay rich marl), the B5 (high-grade B, moderate-grade Li marl), the S5 (low- to high Li, very low B) and the L6 (broad zone of laterally discontinuous low- to high- grade Li and B mineralized horizons within a larger low-grade to barren sequence of siltstone-claystone). The sequence is marked by a series of four thin (generally on the scale of several meters or less) coarse gritstone layers (G4 through G7); these units are interpreted to be pyroclastic deposits that blanketed the area. The lateral continuity across the South Basin along with the distinctive visual appearance of the gritstone layers relative to the less distinguishable sequence of siltstone-claystone-marl that comprise the bulk of the Cave Spring Formation make the four grit stone units good marker horizons within the stratigraphic sequence.
•  The Cave Springs Formation is unconformably overlain by a unit of poorly sorted alluvium, ranging from 0 to 40 m (mean of 20 m) within the Study Area. The alluvium is unconsolidated and comprises sand through cobble sized clasts (with isolated occurrences of large boulder sized clasts) of the Rhyolite Ridge

18

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Volcanic Rocks and other nearby volcanic units.

19

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•  Structurally, the South Basin is bounded along its western and eastern margins by regional scale high angle faults of unknown displacement, while localized steeply dipping normal, reverse and strike-slip faults transect the Cave Spring formation throughout the the basin. Displacement on these faults is generally poorly known but most appear to be on the order of tens of meters of displacement although several located along the edge of the basin may have displacements greater than 30 m. Major fault structures within the basin tend to have a series of minor faults associated with them. These tend to have smaller offset than the parent fault structure. Along the western side, South Basin is folded into a broad, open syncline with the sub-horizontal fold axis oriented approximately north-south. The syncline is asymmetric, moderate to locally steep dips along the western limb. The stratigraphy is further folded, including a significant southeast plunging syncline located in the southern part of the study area.
•  HiB-Li and LoB-Li mineralization is interpreted to have been emplaced by hydrothermal/epithermal fluids travelling up the basin bounding faults; based on HiB-Li and LoB-Li grade distribution and continuity it is believed the primary fluid pathway was along the western bounding fault. Differential mineralogical and permeability characteristics of the various units within the Cave Spring Formation resulted in the preferential emplacement of HiB-Li bearing minerals in the B5 and L6 units and LoB-Li bearing minerals in the M5, S5 and L6 units. HiB-Li mineralization occurs in isolated locations in some of the other units in the sequence, but with nowhere near the grade and continuity observed in the aforementioned units.

Drill hole Information
•  A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
o  easting and northing of the drill hole collar
o  elevation or RL (Reduced Level – elevation above sea level in feet) of the drill hole collar
o  dip and azimuth of the hole
o  down hole length and interception depth
o  hole length.
• Exploration Results are not being reported. • A summary table providing key details for all identified drill holes for the Project is presented by type and drilling campaign in the following table:

20

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary

•  If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

•  Of the 159 drill holes reviewed, 155 (51 RC and 104 core) were included in the geological model and 4 were omitted. One RC twin hole was omitted in favour of the cored hole at the same location. Three water/geotechnical drill holes were omitted due to a lack of lithology and quality data relevant to the geological model.

Data aggregation methods	• In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
•  Exploration Results are not being reported.
•  All grade parameters presented as part of the Mineral Resource estimates prepared by IMC are presented as mass weighted grades.
•  Drill core samples are predominately 1.52 m lengths and this data set was used for the interpolation of grade data into the block model. The data set honoured geological contacts (i.e. assayed intervals did not span unit contacts). The data set is the drill hole assay database.
•  No minimum bottom cuts or maximum top cuts were applied to the thickness or grade data used to construct the geological models. No interpolation was applied to B and Li grade data for units other than the targeted mineralized units (B5, M5, S5 and L6; discussed further in the Estimation and Modelling Techniques section of this Table 1).
•  A cut-off grade of 5,000 ppm B for the HiB-Li mineralization and 1,090 ppm Li for the LoB-Li mineralization was applied during the Mineral Resource tabulation for the purpose of establishing reasonable prospects of eventual economic extraction based on high level mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project.

•  Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated
and some typical examples of such aggregations should be shown in detail.
• Not applicable as individual intercepts or Exploration Results are not being reported.
	• The assumptions used for any reporting of metal equivalent values should be clearly stated.	• Metal equivalents were not used in the Mineral Resource estimates prepared by IMC.

21

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 Explanation	Commentary
Relationship between mineralisation widths and intercept lengths	• These relationships are particularly important in the reporting of Exploration Results.
•   All drill hole intercepts presented in the Report are down hole thickness not true thickness. As discussed in the Orientation of Data section of this Table 1, most drill hole intercepts are approximately orthogonal to the dip of the beds (intercept angles between 70-90 degrees).

• If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
•   Based on the geometry of the mineralization, it is reasonable to treat all samples collected from inclined drill holes at intercept angles of greater than 70 degrees as representative of the true thickness of the zone sampled.

	• If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).	• Not applicable as individual down hole intercepts or Exploration Results are not being reported.
Diagrams
•     Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
• Appropriate plan maps and sections are appended to the Report.
Balanced reporting
•    Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
• Exploration Results are not being reported.
Other substantive exploration data
•     Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics;
potential deleterious or contaminating substances.

•    Surficial geological mapping performed by a senior ioneer geologist was used in support of the drill holes to define the outcrops and subcrops as well as bedding dip attitudes in the geological modelling. Mapped geological contacts and faults were imported into the model and used as surface control points for the corresponding beds or structures.
•  Magnetic and Gravity geophysical survey’s were performed and interpreted to inform the geological model, particularly in the identification of faulting and geologic structures.

Further work	• The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step- out drilling).	• Additional in-fill drilling and sampling may be performed based on the results of current mining project studies
	• Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.	• Refer to Figure 1 in the body of this report.

22

APPENDIX D: JORC Code, 2012 Edition - Table 1
SECTION 3 ESTIMATION AND REPORTING OF MINERAL RESOURCES

(Criteria listed in section 1, and where relevant in section 2, also apply to this section.)
Criteria	JORC Code 2012 explanation	Commentary
Database integrity	• Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes.
•     Measures taken to ensure the data has not been corrupted by transcription or keying errors or omissions included recording of drill hole data and observations by the logging geologists using formatted logging sheets in Microsoft (MS) Excel. Data and observations entered into the logging sheets were reviewed by senior ioneer and Newfield’s geologists prior to importing the data into the MS Access drill hole database.
•    IMC evaluated the tabular data provided by ioneer for errors or omissions as part of the data validation procedures described in the following section.

• Data validation procedures used.
•     IMC performed data validation on the drill hole database  records using available underlying data and documentation including but not limited to original drill hole descriptive logs, core photos and laboratory assay certificates. Drill hole data validation checks were performed using a series of in-house data checks to evaluate for common drill hole data errors including, but not limited to, data gaps and omissions, overlapping lithology or sample intervals, miscorrelated units, drill hole deviation errors and other indicators of data corruption including transcription and keying errors.
•    Database assay values for every sample were visually compared to the laboratory assay certificates to ensure the tabular assay data was free of errors or omissions by Golder for the 2020 resource estimate.  IMC compared database to certificates for  about 20% of the  phase 2 and 3 drill holes and found no errors.

Site visits	• Comment on any site visits undertaken by the Competent Person and the outcome of those visits.
•     The IMC Competent Person Herbert E. Welhener made a personal site inspection, this visit was performed on the Project site on August 10th 2023 for the Project.
•     During the site visit the IMC Competent Person visited the ioneer core shed in Tonopah NV, and the South Basin area of the Rhyolite Ridge Project site, which is the focus of the current exploration and resource evaluation efforts by ioneer.

23

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary

•    The IMC Competent Person observed the active drilling, logging and sampling process and interviewed site personnel regarding exploration drilling, logging, sampling and chain of custody procedures.
•    The outcome of the site visit was that the IMC Competent Person developed an understanding of the general geology of the Rhyolite Ridge Project. The IMC Competent Person was also able to visually confirm the presence of a selection of monumented drill holes from each of the previous drilling programs as well as to observe drilling, logging and sampling procedures during the current drilling program and to review documentation for the logging, sampling and chain of custody protocols for previous drilling programs.

	• If no site visits have been undertaken indicate why this is the case.	• Not applicable.
Geological interpretation	• Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit.	• The IMC Competent Person is confident that the geological interpretation of the mineral deposit is reasonable for the purposes of Mineral Resource estimation.
• Nature of the data used and of any assumptions made.
•   The data used in the development of the geological interpretation included drill hole data and observations collected from 104 core and 50 RC drill holes, supplemented by surface mapping of outcrops and faults performed by ioneer personnel. Regional scale public domain geological maps and studies were also incorporated into the geological interpretation.
•      It is assumed that the mineralized zones are continuous  between drill holes as well as between drill holes and surface mapping. It is also assumed that grades vary between drill holes based on a distance-weighted interpolator.

	• The effect, if any, of alternative interpretations on Mineral Resource estimation.	• There are no known alternative interpretations.
• The use of geology in guiding and controlling Mineral Resource estimation.
•    Geology was used directly in guiding and controlling the Mineral Resource estimation. The mineralized zones were modelled as stratigraphically controlled HiB-Li and LoB-Li deposits. As such, the primary directions of continuity for the mineralization are horizontally within the preferentially mineralized B5, M5, S5 and L6 geological units.

24

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
• The factors affecting continuity both of grade and geology.
•    The primary factor affecting the continuity of both geology and grade is the lithology of the geological units. HiB-Li mineralization is favourably concentrated in marl-claystone of the B5 and L6 units and LoB-Li in the M5, S5 and L6 units. Mineralogy of the units also has a direct effect on the continuity of the mineralization, with elevated B grades in the B5 and M5 units associated with a distinct reduction in carbonate and clay content in the units, while higher Li values tend to be associated with elevated carbonate content in these units and sometimes k-felspar.
•    Additional factors affecting the continuity of geology and grade include the spatial distribution and thickness of the host rocks which have been impacted by both syn-depositional and post- depositional geological processes (i.e. localized faulting, erosion and so forth).

Dimensions	• The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.
•     The Mineral Resource evaluation presented in this Report covers an area of approximately 458 Ha within the South Basin of Rhyolite Ridge. The Mineral Resource plan dimensions, defined by the spatial extent of the B5 unit Inferred classification limits, are approximately 3,650 m North-South by 1,400 m East-West. The upper and lower limits of the Mineral Resource span from surface, where the mineralized units outcrop locally, through to a maximum depth of 420 m below surface for the base of the lower mineralized zone (L6 unit).
•     Variability of the Mineral Resource is associated primarily with the petrophysical and geochemical properties of the individual geological units in the Cave Spring Formation. These properties played a key role in determining units that were favourable for hosting HiB-Li and LoB-Li mineralization versus those that were not.

25

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
Estimation and modelling techniques
•        The nature and appropriateness of the estimation  technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and parameters used.

•     Geological modelling and Mineral Resource estimation for the Project was performed under the supervision of the Competent Person.
•     Based on a statistical analysis, extreme B grade values were identified in some of the units other than the targeted B5, M5, S5 and L6 units.  Boron, Lithium and the other elements were estimated in only units B5, M5, S5 and L6.
•     The geological model was developed as a gridded surface stratigraphic model by NewFields and ioneer and provided to IMC as surfaces and solids.  The stratigraphically constrained grade block model was developed using Hexagon and IMC software, which are computer-assisted geological, grade modelling, and estimation software applications.
•     Domaining in the model was constrained by the roof and floor surfaces of the geological units. The unit boundaries were modelled as hard boundaries, with samples interpolated only within the unit in which they occurred.  The impact of faulting is represented in fault blocks which generated sub-sets of the seam units.  The faulting altered the orientation of the seam floors and was used during the grade estimation process.  Grade continuity is assumed across faults which in some cases offset the seams in a vertical direction.  A larger vertical window was used during grade estimation to allow estimation of grades across faults, still limited to the seam being estimated.
•     Key modelling and estimation parameters included the following:

		Estimation Parameter	Description
		Estimation Block Size	7.62 x 7.62 x 1.524 m
		Estimation Method	Inverse Distance Squared
		Seams for Grade Estimation	M5, B5, S5, L6
		Maximum search distance, M5	259 x 259 x 30.5 m
		Maximum search distance, B5	533 x 305 x 30.5 m
		Maximum search distance, S5	229 x 229 x 30.5 m
		Maximum search distance, L6	305 x 305 x 30.5 m
		Minimum & Maximum samples	1 and 10
		Maximum samples per hole	3

26

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
	• The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data.
•     The Table below presents a summary comparison of the current April 19, 2024 Mineral Resource estimate against the previous Mineral Resource estimate for the Project, prepared by Golder (now WSP) in March 2023.

										Contained

		Stream	Group	Classification	Tonnage	Li	B	Li2CO3	H3BO3	Li2CO3	H3BO3
					Ktonnes	Ppm	Ppm	Wt. %	Wt. %	(kt)	(kt)

		Stream 1 (>= 5,000 ppm B)	Upper Zone B5 Unit	Measured	29,701	1875	16801	1.00	9.61	296	2853
				Indicated	39,623	1815	15126	0.97	8.65	383	3427
				Inferred	14,507	1818	13047	0.97	7.46	140	1082
				Total	83,830	1837	15359	0.98	8.78	819	7362
			Upper Zone M5 Unit	Measured	1,255	2519	5851	1.34	3.35	17	42
				Indicated	934	2226	5947	1.18	3.40	11	32
				Inferred	269	2444	6451	1.30	3.69	3	10
				Total	2,458	2400	5953	1.28	3.40	31	84
			Upper Zone S5 Unit	Measured	589	1483	6586	0.79	3.77	5	22
				Indicated	1,289	1622	6677	0.86	3.82	11	49
				Inferred	304	2520	5899	1.34	3.37	4	10
				Total	2,182	1709	6544	0.91	3.74	20	82
			Upper Zone Total	Measured	31,544	1893	16175	1.01	9.25	318	2917
				Indicated	41,846	1818	14660	0.97	8.38	405	3508
				Inferred	15,079	1844	12785	0.98	7.31	148	1102
				Total	88,470	1849	14881	0.98	8.51	871	7528
			Lower Zone L6 Unit	Measured	11,634	1382	10541	0.74	6.03	86	701
				Indicated	32,389	1316	8982	0.70	5.14	227	1663
				Inferred	20,529	1388	11673	0.74	6.67	152	1370
				Total	64,551	1351	10118	0.72	5.79	464	3735
			Total Stream 1 (all zones)	Measured	43,178	1755	14657	0.93	8.38	403	3619
				Indicated	74,235	1599	12183	0.85	6.97	632	5171
				Inferred	35,608	1581	12144	0.84	6.94	300	2473
				Total	153,021	1639	12872	0.87	7.36	1335	11262
		Stream 2 (>= 1,090 ppm Li, no B COG)	Upper Zone B5 Unit	Measured	1,704	2331	2381	1.24	1.36	21	23
				Indicated	4,216	2355	2058	1.25	1.18	53	50
				Inferred	3,714	2412	1518	1.28	0.87	48	32
				Total	9,633	2373	1907	1.26	1.09	122	105
			Upper Zone S5 Unit	Measured	589	1483	6586	0.79	3.77	5	22
				Indicated	1,289	1622	6677	0.86	3.82	11	49
				Inferred	304	2520	5899	1.34	3.37	4	10
				Total	2,182	1709	6544	0.91	3.74	20	82
			Upper Zone Total	Measured	6,716	1658	1484	0.88	0.85	59	57
				Indicated	14,425	1789	1405	0.95	0.80	137	116
				Inferred	9,351	2006	1419	1.07	0.81	100	76
				Total	30,493	1826	1427	0.97	0.82	296	249
			Lower Zone L6 Unit	Measured	10,444	1414	1620	0.75	0.93	79	97
				Indicated	64,839	1435	1595	0.76	0.91	495	591
				Inferred	36,745	1669	1068	0.89	0.61	326	224
				Total	112,028	1510	1424	0.80	0.81	900	912
			Total Stream 2 (all zones)	Measured	17,160	1509	1566	0.80	0.90	138	154
				Indicated	79,264	1500	1560	0.80	0.89	633	707
				Inferred	46,096	1737	1139	0.92	0.65	426	300
				Total	142,520	1578	1425	0.84	0.81	1197	1161
		Stream 3	Total Stream 3 (M5 zone)	Measured	14,768	2454	1733	1.31	0.99	193	146
				Indicated	29,475	2420	1228	1.29	0.70	380	207
				Inferred	11,619	2388	605	1.27	0.35	148	40
				Total	55,862	2422	1232	1.29	0.70	720	394

		Grand Total All Streams and All Units			351,403	1739	6379	0.93	3.65	3251	12817

		• There has been no HiB-Li or LoB-Li production on the Project to date.
	• The assumptions made regarding recovery of by-products.	• No by-products are being considered for recovery at present.
	• Estimation of deleterious elements or other non-grade variables of economic significance (e.g. sulphur for acid mine drainage characterisation).
•   In addition to Li and B, the geological model also included 10 additional non-grade elements (Sr, Ca, Mg, Na, K, Rb, Cs, Mo, Fe, Al) to allow for calculation of acid consumption values for the metallurgical process. No deleterious elements were estimated.

	• In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed.
•   The stratigraphic gridded surface model was developed using a 7.62 m regularized grid. The grade block model was developed from the stratigraphic model using a 7.62 m North-South by 7.62 m East-West by 1.52 m vertical block dimension with no sub-blocks.  The block size dimensions represent 12 percent of the closer spaced drill hole spacing and 6 percent of the wider spaced spacing across the model area.
•   Grade interpolation into the model blocks was performed using an Inverse Distance Squared (ID2) interpolator with unique search distances for each of the 4 seams being estimated as shown in the table above.  The same search parameters were used for all of the elements being estimated (B, Li, Sr, Ca, Mg, Na, K, Rb, Cs, Mo, Fe, Al) within each of the seams.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
• Any assumptions behind modelling of selective mining units.
•    Assumptions relating to selective mining units were based on the interpretation that the HiB-Li mineralization encountered is stratigraphically constrained and that mineralized and non- mineralized units can be selectively separated by existing mining and processing methods.

	• Any assumptions about correlation between variables.	• No assumptions or calculations relating to the correlation between variables were made at this time.
• Description of how the geological interpretation was used to control the resource estimates.
•    The geological interpretation was used to control the Mineral Resource estimate by developing a contiguous stratigraphic model (all units in the sequence were modelled) of the host rock units deposited within the basin, the roof and floor contacts of which then served as hard contacts for constraining the grade interpolation. Grade values were interpolated within the geological units using only samples intersected within those units.

• Discussion of basis for using or not using grade cutting or capping.
•    Grade capping or cutting was not applied for the targeted mineralized units B5, M5, S5 and L6 as a statistical analysis of the grade data indicated there was no bias or influence by extreme outlier grade values.
•     Grades and Mineral Resources were not estimated for the other units.  Grades may be estimated for adjacent units to the targeted mineralized units at a later date to allow for potential mining dilution evaluations during later studies.

• The process of validation, the checking process used, the comparison of model data to drill hole data, and use of reconciliation data if available.
•    The geological model validation and review process involved visual inspection of drill hole data as compared to model geology and grade parameters using plan isopleth maps and approximately 300  m spaced cross-sections through the model. Drill hole and model values were compared statistically as well as via along-strike and down-dip swath plots.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
• No reconciliation data is available because the property is not in production.
Moisture	• Whether the tonnages are estimated on a dry basis or with natural moisture, and the method of determination of the moisture content.	• The estimated Mineral Resource tonnages are presented on a dry basis. • A moisture content evaluation needs to be done as part of future analytical programs.
Cut-off parameters	• The basis of the adopted cut-off grade(s) or quality parameters applied.
•    The Mineral Resource estimate presented in this Report has been constrained by the application of an optimized Mineral Resource pit shell. The Mineral Resource pit shell was developed using the IMC Mine Planning software.
•    The Mineral Resource estimate assumes the use of three processing streams: one which can process ore with boron content greater than 5,000 ppm and two which can process ore with boron content less than 5,000 ppm.
•    Key input parameters and assumptions for the Mineral Resource pit shell included the following:
•    B cut-off grade of 5,000 ppm for HiB-Li processing stream and no B cut-off grade for LoB-Li processing stream
•    No Li cut-off grade for HiB-Li processing stream and Li cut-off grade of 1,090 ppm for LoB-Li processing stream
•    Overall pit slope angle of 42 degrees (wall angle guidance provided by Geo-Logic Associates who developed the geotechnical design).
•    Mining cost of US$1.54 /tonne based on recent studies by ioneer.
•     Ore processing and grade control costs vary by process stream and seam unit and are divided into fixed cost and the cost of acid consumption.  Shown below are the costs based on the average grades of the acid consuming elements in the Mineral Resource:
•    Stream 1 (HiB-Li): fixed process cost = $30.50/mt and acid costs range between $36.98/mt and $54.85/mt based on the average grades of the acid consuming elements in each seam.
•    Streams 2 & 3 (LoB-Li): both the fixed and acid costs vary by seam with the fixed cost ranging between $15.19.mt to $30.80/mt and the acid costs range between $37.15/mt and %56.93/mt.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary

•     Boron and Li recovery of 80.2% and 85.7% respectively for HiB-Li Processing Stream .
•     Boron Recovery for LoB-Li Processing Stream variable by lithology as follows: 65% in M5 Unit, 80% in B5 unit, 50% in S5 unit, and 37% in L6 unit.
•     Lithium Recovery for LoB-Li Processing Stream variable by lithology as follows: 78% in M5 unit, 88% in B5 unit, 88% in S5 unit, and 85% in L6 unit.
•     Boric Acid sales price of US$1,016.67/tonne.
•      Lithium Carbonate sales price of US$17,868.50/tonne.
•     Sales/Transport costs are included in the process fixed cost/t.

Mining factors or assumptions
•     Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.

•   The Mineral Resource estimate presented in this Report was developed with the assumption that the HiB-Li and LoB-Li mineralization within the Mineral Resource pit shell, as described in the preceding section, has a reasonable prospect for eventual economic extraction using current conventional open pit mining methods.
•    The basis of the mining assumptions made in establishing the reasonable prospects for eventual economic extraction of the HiB- Li mineralization are based on preliminary results from mine design and planning work that is in-progress as part of an ongoing Feasibility Study for the Project.
•    Except for the Mineral Resource pit shell criteria discussed in the preceding section, no other mining factors, assumptions or mining parameters such as mining recovery, mining loss or dilution have been applied to the Mineral Resource estimate presented in this Report.

Metallurgical factors or assumptions
•      The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.

•   The basis of the metallurgical assumptions made in establishing the reasonable prospects for eventual economic extraction of the HiB-Li mineralization are based on results from metallurgical and material processing work that was developed as part of the ongoing Feasibility Study for the Project. This test work was performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products
•   A second process stream to recover Li from low boron mineralized (LoB-Li) units is being developed. Current results indicate a reasonable process and expectation for economic extraction of the LoB-Li from the S5, M5 and L6 units. This test work was  performed using current processing and recovery methods for producing Boric acid and Lithium carbonate products.

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
Environment- al factors or assumptions
Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a greenfields project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.

    The project will require waste and process residue disposal. Assumptions have been made that all environmental requirements will be achieved through necessary studies, designs and permits.
•    Currently, baseline studies and detailed designs have been completed for both waste and process residue disposal facilities.
•     In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. Ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimise and mitigate for indirect impacts within the designated critical habitat areas identified.
•    The mineral resource pit shell used to constrain the April 2024, mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimisation of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors will be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.

Bulk density
•   Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used,  whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples.

•     The density values used to convert volumes to tonnages were assigned on a by-geological unit basis using mean values calculated from 120 density samples collected from drill core during the 2018-2019 and the 2023-2024 drilling programs. The density analyses were performed using the water displacement method for density determination, with values reported in dry basis.
•    The application of assigned densities by geological unit assumes that there will be minimal variability in density within each of the units across their spatial extents within the Project area. The use of assigned density with a very low number of samples, as is the case with several waste units, is a factor that increases the uncertainty and represents a risk to the Mineral Resource estimate confidence

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary

•       The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vugs, porosity, etc.), moisture and differences between rock and alteration zones within the deposit.
• The Archimedes-principle method for density determination accounts for void spaces, moisture and differences in rock type.
• Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.
•    Density values were assigned for all geological units in the model, including mineralized units as well as overburden, interburden and underburden waste units. By-unit densities were assigned in the grade block model based on the block geological unit code as follows:

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
Classification	The basis for the classification of the Mineral Resources into varying confidence categories.
•   The Mineral Resource estimate for the Project is reported here in accordance with the “Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” as prepared by the Joint Ore Reserves Committee (the JORC Code, 2012 Edition).
•    IMC performed a statistical and geostatistical analysis for the purpose of evaluating the confidence of continuity of the geological units and grade parameters. The results of this analysis were applied to developing the Mineral Resource classification criteria.
•   Estimated Mineral Resources were classified as follows:
•    Measured: Between 107 and 122 m spacing between points of observation depending on the seam, with sample interpolation from a minimum of four drill holes.
•     Indicated: Between 168 and 198 m spacing between points of observation, with sample interpolation from a minimum of three drill holes.
•     Inferred: To the limit of the estimation range (maximum 533 m, depending on the seam), with sample interpolation from a minimum of one drill hole.

•     Whether appropriate account has been taken of all relevant factors (i.e. relative confidence in tonnage/grade estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data).
• The Mineral Resource classification has included the consideration of data reliability, spatial distribution and abundance of data and continuity of geology and grade parameters

APPENDIX D: JORC Code, 2012 Edition - Table 1
Criteria	JORC Code 2012 explanation	Commentary
• Whether the result appropriately reflects the Competent Person’s view of the deposit.
•    It is the Competent Persons view that the classification criteria applied to the Mineral Resource estimate are appropriate for the reliability and spatial distribution of the base data and reflect the confidence of continuity of the modelled geology and grade parameters.

The results of any audits or reviews of Mineral Resource estimates.
•     Beyond high level review for the purpose of understanding the Project history, no formal audits or reviews of previous or historical Mineral Resource estimates were performed as part of the scope of work; Mineral Resource estimation evaluation is limited to the estimate prepared by IMC and presented in this Report.

•         Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the
•          relative accuracy and confidence of the estimate.

•     IMC performed a statistical and geostatistical analysis and applied Mineral Resource classification criteria to reflect the relative confidence level of the estimated Mineral Resource tonnes and grades estimated globally across the model area for the Project.

Audits or reviews
•        The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions
•          made and the procedures used.
• The Mineral Resource tonnes and grade have been estimated globally across the model area for the Project.
Discussion of relative accuracy/ confidence	These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.	• Reconciliation against production data/results was not possible as the Project is currently in the development stage and there has been no production on the Project to date.